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December 1, 2009	jrappoport@kilpatrickstockton.com
VIA FEDERAL EXPRESS
Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	PVF Capital Corp. Preliminary Proxy Statement on Schedule 14A Filed November 12, 2009 File No. 000-24948
Dear Mr. Clampitt:
     On behalf of PVF Capital Corp. (the “Company”), we are responding to comments received from your office by letter dated November 24, 2009 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. All page references refer to the pages of the marked copy of the Preliminary Proxy Statement which marked pages are attached to this letter and are being provided to the staff supplementally.
PRE 14A filed November 12, 2009
General
Comment No. 1:
     Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please revise to include the information required by Item 13 of Schedule 14A. Alternatively, please explain to
ATLANTA  AUGUSTA  CHARLOTTE  DUBAI  NEW YORK  RALEIGH  STOCKHOLM  WASHINGTON  WINSTON-SALEM

Mr. Michael R. Clampitt
December 1, 2009

us why you believe financial statements are not material. We note that the annual report will accompany the proxy statement.
Response to Comment No. 4:
     The requested disclosure has been provided on page 35 of the Preliminary Proxy Statement.
Overview of Proposals 2, 3 and 4
Background, page 14
Comment No. 2:
     Please update this section to include information as of September 30, 2009.
Response to Comment No. 2:
     The information on pages 14 through 15 of the Preliminary Proxy Statement has been updated as of September 30, 2009.
Comment No. 3:
     We note the cease-and-desist order entered into with the OTS. Please tell the staff whether you have disclosed in the proxy statement all material actions taken in response to this order. To the extent additional actions have been taken since the filing of the proxy statement, please revise to disclose the additional actions taken.
Response to Comment No. 3:
     Information with respect to actions taken to date in response to the cease and desist order is set forth on page 15 of the Preliminary Proxy Statement. Please be advised that the Company has disclosed in the Proxy Statement all material actions taken in response to the order to date.
Comment No. 4:
     Please revise page 15 to provide an illustration of the pro forma effects on capital as a result of the two exchanges.
Response to Comment No. 4:
     The requested disclosure has been provided on page 16 of the Preliminary Proxy Statement.

Mr. Michael R. Clampitt
December 1, 2009

Comment No. 5:
     Please revise the second and third full paragraphs on page 15 to also disclose that the gains result from the cancellation of subordinated debt and disclose those pretax gains. Make similar adjustments to the disclosures on page 19.
Response to Comment No. 5:
     The requested disclosure has been provided on pages 16 and 20 of the Preliminary Proxy Statement.
Comment No. 6:
     Please revise the second full paragraph on page 15 to disclose that the company has filed a registration statement registering the resale of shares issued in the Completed Exchange. In addition, please revise the third paragraph to disclose whether there is any arrangement, understanding or agreement to register for resale the shares being issued in the Exchange.
Response to Comment No. 6:
     The requested disclosure has been provided on page 16 of the Preliminary Proxy Statement.
Proposal 2 — The Approval of the Exchange, page 18
Comment No. 7:
     Please revise to disclose the information required by Item 12 of Schedule 14A, as applicable.
Response to Comment No. 7:
     The requested disclosure has been provided on pages 20 and 21 of the Preliminary Proxy Statement.
Reasons for Request for Stockholder Approval, page 19
Comment No. 8:
     Please revise this section to indicate whether or not the affiliated parties were the original purchasers of the TPS and, if not, disclose when and at what price they purchased.

Mr. Michael R. Clampitt
December 1, 2009

Response to Comment No. 8:
          The requested disclosure has been provided on page 22 of the Preliminary Proxy Statement.
* * * * *
     The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please date stamp the enclosed copy of this letter and return it to the undersigned by the enclosed business reply envelope. If you have any questions about this report, please contact the undersigned at 202.508.5820.

Very truly yours, /s/ Joel E. Rappoport Joel E. Rappoport